The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3). A filing fee of

$            , calculated in accordance with Rule 457(r),

has been applied against $             in fees carried

over pursuant to Rule 457(p), in connection with

the securities offered from the registration statement

(333-132871) by means of this prospectus supplement.

SUBJECT TO COMPLETION. DATED MARCH 31, 2006

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 31, 2006)

3,250,000 Shares

Boston Properties, Inc.

Common Stock

The selling stockholders named in this prospectus supplement are selling 3,250,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol “BXP.” On March 30, 2006, the closing sale price as reported by the NYSE was $96.31 per share.

You should read carefully this prospectus supplement and accompanying prospectus before you invest. This prospectus supplement is not complete without the prospectus dated March 31, 2006 and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

Investing in our common stock involves risks. Before purchasing any common stock, you should carefully read the discussion of material risks of investing in our shares under the heading “Risk Factors” beginning on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference.

Price $            per share

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

The selling stockholders have granted the underwriter the right to purchase up to an additional 487,500 shares solely to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares to purchasers on or about April         , 2006.

Morgan Stanley

The date of this prospectus supplement is March     , 2006.

Page

ABOUT THIS PROSPECTUS SUPPLEMENT	S-3

FORWARD-LOOKING STATEMENTS

RECENT DEVELOPMENTS	S-4

USE OF PROCEEDS	S-4

THE SELLING STOCKHOLDERS	S-5

UNDERWRITING	S-7

LEGAL MATTERS	S-9

ABOUT THIS PROSPECTUS	3

ABOUT OUR COMPANY	3

WHERE YOU CAN FIND MORE INFORMATION	4

INFORMATION INCORPORATED BY REFERENCE	4

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	5

USE OF PROCEEDS	7

DESCRIPTION OF COMMON STOCK	8

LIMITS ON OWNERSHIP OF OUR STOCK	12

IMPORTANT PROVISIONS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND OTHER GOVERNANCE DOCUMENTS	14

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	17

SELLING STOCKHOLDERS	31

PLAN OF DISTRIBUTION	31

EXPERTS	35

LEGAL MATTERS	35

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, and any “free writing prospectus” we may authorize delivered to you. Neither we nor the selling stockholders named in this prospectus supplement have authorized anyone to provide you with different or additional information. The selling stockholders named in this prospectus supplement are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information appearing this prospectus supplement, the accompanying prospectus or the documents incorporated by reference are accurate as of any date other than their respective dates. Our business, financial condition, results operations and prospects may have changed since those dates.

This document consists of two parts. The first part is this prospectus supplement, which adds or updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about us and the common stock offered hereby. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference, the information in this prospectus supplement shall control.

Unless the context otherwise requires, all references to “we,” “us” or “our company” in this prospectus supplement refer collectively to Boston Properties, Inc., a Delaware corporation organized in 1997, individually or together with its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and our predecessors.

RECENT DEVELOPMENTS

On March 30, 2006, we announced that we are in discussions regarding the possible sale of two of our core office properties located in New York City. We anticipate that these properties could generate gross sale proceeds in excess of $2 billion in the aggregate. To the extent one or both of these properties are sold, we currently expect that we would distribute at least the amount of proceeds necessary to avoid paying a corporate level tax on the applicable gains realized from the sale of the assets, estimated to be in excess of $1 billion. We intend to use the remaining net proceeds from the sale of these assets to fund attractive development opportunities or asset acquisitions, reduce outstanding indebtedness, repurchase shares of common stock, declare a special dividend or retain cash for future investment opportunities.

We have not yet entered into a contract for the sale of these assets and there can be no assurance that these assets will in fact be sold or, if sold, what the gross proceeds from the sale would be. In addition, as described more fully under “United States Federal Income Tax Consequences” in the prospectus, distributions of proceeds from asset sales generally will be taxable as capital gains dividends to our stockholders to the extent of our gain on the sales. As a result, taxable investors purchasing stock in the offering will be taxed at capital gains rates on any such distributions.

On March 27, 2006, Standard & Poor’s announced that the Company would be added to the Standard & Poor’s 500 index as of the close of business on March 31, 2006.

Concurrently with this offering, the Company’s subsidiary, Boston Properties Limited Partnership, is offering $400,000,000 aggregate principal amount of its exchangeable senior notes, subject to a $60 million over-allotment option granted to the underwriter. The offering of common stock hereby and the offering of the notes by a separate prospectus are not conditioned on one another.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses they incur in disposing of the shares.

THE SELLING STOCKHOLDERS

The table below sets forth the number of shares of common stock beneficially owned by each selling stockholder as of February 1, 2006, the number of shares of common stock covered by this prospectus supplement and the total number of shares of common stock which the selling stockholder will beneficially own upon completion of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that were exercisable as of February 1, 2006 or will become exercisable within 60 days after February 1, 2006. The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding those options but are not treated as if they were outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the principal address of each of the selling stockholders below is c/o Boston Properties, Inc., 111 Huntington Avenue, Boston, Massachusetts 02199.

Name	Common Stock Beneficially Owned Prior to Offering	Common Stock Beneficially Owned Prior to Offering —%	Common Stock Offered Hereby	Common Stock Beneficially Owned After Offering(1)	Common Stock Beneficially Owned After Offering(1) -%
Mortimer B. Zuckerman (2)	9,974,141	8.30%	1,000,000	8,974,141	7.48%
The MBZ Charitable Remainder Unitrust (3)	1,806,842	1.60%	521,953	1,284,889	1.14%
Edward H. Linde (4)(9)	9,560,453	7.89%	221,863	8,744,923	7.24%
Linde Family Foundation(9)	30,000	*	623,667	0	*
Douglas T. Linde (5)	465,415	*	141,628	323,787	*
Raymond A. Ritchey (6)	833,452	*	202,592	630,860	*
E. Mitchell Norville (7)	387,459	*	115,532	271,927	*
David Rockefeller (8)	3,570,680	3.07%	422,765	3,147,915	2.71%

*	Less than 1%.

(1)	Assumes that all shares of common stock offered by this prospectus supplement will be sold by the selling stockholders.
(2)	Chairman of the Company’s Board of Directors. Includes 2,611,770 shares of common stock held directly, 6,215,294 common units held directly, 46,474 common units held by limited partnerships of which the sole general partners are limited liability companies of which Mr. Zuckerman is the sole manager, 64,471 LTIP units (all of which are subject to vesting), and 1,036,132 shares of common stock underlying currently exercisable stock options. Excludes 1,806,842 shares of common stock held by The MBZ Charitable Remainder Unitrust, of which Mr. Zuckerman is the grantor, and 1,405,392 common units held by The MBZ 1996 Trust, of which Mr. Zuckerman is the grantor.
(3)	Mortimer B. Zuckerman, Chairman of the Company’s Board of Directors, is the grantor of The MBZ Charitable Remainder Unitrust.
(4)	President and Chief Executive Officer. Includes 1,100,170 shares of common stock held directly, 29,000 shares of common stock held through a trust, 5,693,083 common units held by a limited liability company of which Mr. E. Linde is the managing member, 46,474 common units held by limited partnerships of which the sole general partners are limited liability companies of which Mr. E. Linde is the sole manager, 64,471 LTIP units (all of which are subject to vesting) and 1,221,863 shares of common stock underlying currently exercisable stock options. Also includes 1,405,392 common units held by The MBZ 1996 Trust, of which Mr. E. Linde serves as sole trustee. Excludes 30,000 shares of common stock held by the Linde Family Foundation, of which Mr. E. Linde is one of six trustees.
(5)	Executive Vice President, Chief Financial Officer and Treasurer. Includes 35,122 shares of common stock held directly (of which 13,856 shares are subject to vesting), 700 shares of common stock held by Mr. D. Linde’s wife, 2,100 shares of common stock held by Mr. D. Linde’s children, 700 shares of common stock held through family trusts, 56,830 common units held directly, 34,959 LTIP units (all of which are subject to vesting) and 335,004 shares of common stock underlying currently exercisable stock options. Excludes 30,000 shares of common stock held by the Linde Family Foundation, of which Mr. D. Linde is one of six trustees.

(6)	Executive Vice President and National Director of Acquisitions and Development. Includes 33,115 shares of common stock (of which 13,856 shares are subject to vesting), 250,570 common units held directly, 35,600 common units held by a limited liability company of which Mr. Ritchey is the managing member, 34,959 LTIP units (all of which are subject to vesting) and 479,208 shares of common stock underlying currently exercisable stock options.
(7)	Executive Vice President for Operations. Includes 18,802 shares of common stock (of which 7,001 shares are subject to vesting), 62,445 common units held directly, 17,816 common units held by a limited liability company of which Mr. Norville is the managing member, 15,118 LTIP units (all of which are subject to vesting) and 273,278 shares of common stock underlying currently exercisable stock options.
(8)	Includes 2,676,771.49 Series Two preferred units of Boston Properties Limited Partnership held directly and 44,086.32 Series Two preferred units held by a partnership of which Mr. Rockefeller is a general partner. Mr. Rockefeller is deemed to own beneficially an aggregate of 3,570,679.54 common units (which are redeemable into shares of common stock) into which all Series Two preferred units so held are convertible.
(9)	Shares of common stock offered and beneficially owned after the offering reflect a gift of 593,667 shares from Edward H. Linde to the Linde Family Foundation on March 31, 2006.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement, Morgan Stanley & Co. Incorporated acting as the sole underwriter, has agreed to purchase, and the selling stockholders have agreed to sell to the underwriter 3,250,000 shares of our common stock.

The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of our common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock offered by this prospectus supplement and the accompanying prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s over-allotment option described below.

The underwriter initially proposes to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriter.

The selling stockholders have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 487,500 additional shares of our common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions.

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “BXP”.

Each of us, our directors, executive officers and the selling stockholders has agreed that, with the exception of the common stock being offered pursuant to this prospectus supplement and without the prior written consent of Morgan Stanley & Co. Incorporated, each of us, our directors, executive officers and the selling stockholders will not, during the period ending 60 days (in the case of us and David Rockefeller) or 90 days (in the case of the other selling stockholders) after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The 60- or 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the applicable restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriter;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriter has been advised in writing or which is described in this prospectus;

•	the grant of options or the issuance of shares of common stock by us to employees, officers, directors, advisors or consultants pursuant to any employee benefit plan described in this prospectus;

•	the filing of any registration statement on Form S-8 in respect of any employee benefit plan described in this prospectus;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	certain distributions or transfers to limited partners, stockholders or affiliates and certain gratuitous transfers by any person other than us to family member, trusts and/or controlled entities of such person in connection with estate planning or charitable contributions, provided that each transferee also agrees to the restrictions described above;

•	transactions in connection with a trading plan pursuant to Rule 10b5-1 under the Exchange Act of 1934, provided that such trading plan was effective prior to the date of this prospectus supplement; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, provided that no transfers occur under such plan during the applicable restricted period.

In order to facilitate the offering of our common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may sell more shares than it is are obligated to purchase under the underwriting agreement, creating a short position in our common stock for its own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under the over-allotment option. The underwriter can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriter may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriter may bid for, and purchase, shares of our common stock in the open market. Any of these activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriter and its affiliates have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. During 2005, we received lease and related payments of approximately $2.2 million from affiliates of Morgan Stanley & Co. Incorporated for the lease of space at our properties. Additionally, Morgan Stanley’s affiliates were the initial lenders to us under our mortgages of Times Square Tower and 280 Park Avenue. As of December 31, 2005, the aggregate outstanding indebtedness owed to Morgan Stanley’s affiliates under these mortgages was $731.1 million. During 2005, we paid a total of approximately $28.3 million in interest and other fees to Morgan Stanley’s affiliates under these mortgages. For purposes of calculating the foregoing amounts, we have assumed that Morgan Stanley’s affiliates retained all of their initial interests in these mortgages, although it is possible that they transferred some or all of their initial interests through securitization transactions or otherwise without our knowledge. In addition, from time to time the Company engages affiliates of Morgan Stanley for financial advisory and other services. Since January 1, 2005, the Company has incurred an aggregate of approximately $200,000 in fees for these services. Based on a Schedule 13G filed with the SEC on February 15, 2006, Morgan Stanley, the parent entity of Morgan Stanley & Co. Incorporated, is the beneficial owner of more than 5% of our common stock. Information regarding the identity of Morgan Stanley’s affiliates is based solely on the list of subsidiaries filed by Morgan Stanley as an exhibit to its Annual Report on Form 10-K filed with the SEC on February 15, 2006.

We, the selling stockholders, and the underwriter have each agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we or the selling stockholders will contribute to payments the underwriter may be required to make in respect of those liabilities.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us and certain selling stockholders by Goodwin Procter LLP, Boston, Massachusetts. Goodwin Procter LLP leases approximately 211,280 square feet at two of our properties. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP represents Boston Properties, Inc. in certain matters.

Prospectus

BOSTON PROPERTIES, INC.

Common Stock

Boston Properties, Inc. and selling stockholders of Boston Properties Inc. may from time to time offer to sell common stock under this prospectus. Each time we or selling stockholders sell shares of common stock, we will provide a prospectus supplement that will contain specific information about the number of shares of common stock offered and resold by selling stockholders, the identity of the selling stockholders and the specific manner in which we or selling stockholders will offer the common stock. The prospectus supplement may add to, update or change the information in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in our securities.

We or our selling stockholders may offer common stock directly to investors, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents, underwriters, or dealers are involved in the sale of the common stock, their names, and any applicable purchase price, fee, commission, or discount arrangement with, between, or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. Selling stockholders may offer under this prospectus common stock received by them upon exercise of their right to tender units of Boston Properties Limited Partnership, our operating partnership, for cash, and we exercise our right to issue common stock to them instead of cash, or upon exercise of options.

Our common stock is listed on the New York Stock Exchange under the symbol “BXP.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 31, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we and/or our selling stockholders are registering an unspecified amount of common stock and may sell common stock, at any time and from time to time, in one or more offerings.

As used in this prospectus and the registration statement on Form S-3 of which this prospectus is a part, unless the context otherwise requires, the terms “we,” “us,” “our,” “Boston Properties” and the “Company” refer to Boston Properties, Inc., a Delaware corporation organized in 1997, individually or together with its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and our predecessors.

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the document.

ABOUT OUR COMPANY

We are a fully integrated self-administered and self-managed real estate investment trust, or “REIT,” and one of the largest owners and developers of office properties in the United States. Our properties are concentrated in five markets—Boston, Washington, D.C., midtown Manhattan, San Francisco and Princeton, N.J. We conduct substantially all of our business through our subsidiary, Boston Properties Limited Partnership. At December 31, 2005, we owned or had interests in 121 properties, totaling approximately 42.0 million net rentable square feet and structured parking for vehicles containing approximately 9.3 million square feet. Our properties consist of:

•	117 office properties comprised of 100 Class A office properties (including three properties under construction) and 17 office/technical properties;

•	two hotels; and

•	two retail properties.

We own or control undeveloped land totaling approximately 527.1 acres, which will support approximately 9.2 million square feet of development. In addition, we have a 25% interest in the Boston Properties Office Value-Added Fund, L.P., which we refer to as the “Value-Added Fund,” which is a strategic partnership with two institutional investors through which we intend to pursue the acquisition of assets within our existing markets that have deficiencies in property characteristics which provide an opportunity to create value through repositioning, refurbishment or renovation. Our investments through the Value-Added Fund are not included in our portfolio information tables or any other portfolio level statistics.

We are a full-service real estate company, with substantial in-house expertise and resources in acquisitions, development, financing, capital markets, construction management, property management, marketing, leasing, accounting, tax and legal services. As of December 31, 2005, we had approximately 673 employees. Our thirty-four senior officers have an average of twenty-three years experience in the real estate industry and an average of fifteen years of experience with us. Our principal executive office is located at 111 Huntington Avenue, Boston, Massachusetts 02199 and our telephone number is (617) 236-3300. In addition, we have regional offices at 901 New York Avenue, NW, Washington, D.C. 20004; 599 Lexington Avenue, New York, New York 10022; Four Embarcadero Center, San Francisco, California 94111; and 302 Carnegie Center, Princeton, New Jersey 08540.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act, we file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. In addition, you may read our SEC filings at the offices of the New York Stock Exchange (the “NYSE”), which is located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our common stock is traded on the NYSE under the symbol of “BXP.”

We have a website located at http://www.bostonproperties.com. The information on our website is not a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. Our SEC file number is 1-13087. We are incorporating by reference the documents listed below, which we have already filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 16, 2006;

•	our definitive Proxy Statement for the 2006 Annual Meeting of Stockholders filed on March 30, 2006;

•	our Current Report on Form 8-K filed on March 30, 2006;

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on June 12, 1997, including any amendments and reports filed for the purpose of updating such description; and

•	all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of this offering.

Upon request, we will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference in this prospectus. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, by writing or telephoning us at the following:

Boston Properties, Inc.

111 Huntington Avenue

Boston, Massachusetts 02199-7610

Attention: Investor Relations

(617) 236-3300

This prospectus is part of a registration statement we filed with the SEC. We have incorporated exhibits into the registration statement. You should read the exhibits carefully for provisions that may be important to you.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or the date of the applicable documents.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference into this prospectus, and any accompanying prospectus supplement, contain forward-looking statements within the meaning of the federal securities laws. We caution investors that any forward-looking statements contained in this prospectus or any of the documents incorporated by reference, or which management may make orally or in writing from time to time, are based on management’s beliefs and on assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” “plan,” “estimate,” “project,” “should,” “will,” “result,” and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance, or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•	general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants’ financial condition, and competition from other developers, owners, and operators of real estate);

•	risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments including the risk associated with interest rates impacting the cost and/or availability of financing;

•	risks associated with forward interest rate contracts and the effectiveness of such arrangements;

•	failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully;

•	risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits, and public opposition to such activities);

•	risks associated with actual or threatened terrorist attacks;

•	risks associated with the impact on our insurance program if TRIA, which expires on December 31, 2007, is not extended or is extended on different terms;

•	risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets;

•	costs of compliance with the Americans with Disabilities Act and other similar laws;

•	potential liability for uninsured losses and environmental contamination;

•	risks associated with our potential failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws;

•	risks associated with possible state and local tax audits;

•	risks associated with our dependence on key personnel whose continued service is not guaranteed; and

•	the other risk factors identified our Annual Report on Form 10-K for the year ended December 31, 2005, as well as in our other reports filed from time to time with the SEC and any prospectus supplement.

The risks included here are not exhaustive and you should be aware that there may be other factors which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our annual reports on Form 10-K and our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 8-K or otherwise.

USE OF PROCEEDS

Unless we provide otherwise in a supplement to this prospectus, we intend to use the net proceeds from our sale of common stock for one or more of the following:

•	the acquisition, development, and improvement of properties;

•	the repayment of debt;

•	capital expenditures;

•	working capital; and

•	other general corporate purposes.

We will not receive any of the proceeds of the sale by selling stockholders of the common stock covered by this prospectus.

DESCRIPTION OF COMMON STOCK

The following is a summary of the material terms and provisions of our common stock. It may not contain all the information that is important to you. You can access complete information by referring to our certificate of incorporation, bylaws, our shareholder rights plan and the Delaware General Corporation Law. Our shareholder rights plan is summarized below. Our shareholder rights plan, certificate of incorporation and bylaws are incorporated by reference into the registration statement of which this prospectus is a part.

General

Under our certificate of incorporation, we have authority to issue 250,000,000 shares of common stock, par value $.01 per share. On February 1, 2006, there were:

•	112,813,657 shares of our common stock issued and outstanding;

•	21,167,704 common units of partnership interest in Boston Properties Limited Partnership issued and outstanding (other than the common units held by Boston Properties, Inc.), each of which is redeemable for one share of our common stock (if we elect to issue common stock rather than pay cash upon such redemption);

•	374,119 long term incentive units of partnership interest in Boston Properties Limited Partnership issued and outstanding pursuant to the Long-Term Incentive Plan, each of which, upon the satisfaction of certain conditions, is convertible into one common unit; and

•	3,701,335 Series Two preferred units of partnership interest in Boston Properties Limited Partnership issued and outstanding, each of which is currently convertible into approximately 1.312336 common units (or a total of 4,857,395 common units).

We may issue common stock from time to time. Our board of directors must approve the amount of stock we sell and the price for which it is sold. Holders of our common stock do not have any preferential rights or preemptive rights to buy or subscribe for capital stock or other securities that we may issue. However, each outstanding share of our common stock currently has attached to it one preferred stock purchase right issued under our shareholder rights plan, which is summarized below. Our common stock does not have any redemption or sinking fund provisions or any conversion rights.

All of our common stock, when issued, will be duly authorized, fully paid and nonassessable. This means that the full price for our outstanding common stock will have been paid at the time of issuance and that any holder of our common stock will not later be required to pay us any additional money for our common stock.

Dividends

Subject to the preferential rights of any other shares of our stock and the provisions of our certificate of incorporation regarding excess shares, holders of our common stock may receive dividends out of assets that we can legally use to pay dividends when and if they are authorized and declared by our board of directors. In the event we are liquidated, dissolved or our affairs are wound up, each common stockholder shares in the same proportion as other common stockholders out of assets that we can legally use to pay distributions after we pay or make adequate provision for all of our known debts and liabilities.

Voting rights

Subject to the provisions of our certificate of incorporation regarding excess shares, holders of common stock will have the exclusive power to vote on all matters presented to our stockholders, including the election of directors, except as otherwise provided by Delaware law or as provided with respect to any other shares of our stock. Holders of our common stock are entitled to one vote per share. There is no cumulative voting in the election of our directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes present in person or represented by proxy and entitled to vote at a meeting at which a quorum is present, subject to any voting rights granted to holders of any then outstanding preferred stock.

Other rights

Subject to the provisions of our certificate of incorporation regarding excess shares, all shares of our common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law.

Delaware law generally requires that we obtain the approval of a majority of the outstanding shares of our common stock that are entitled to vote before we may consolidate our stock or merge with another corporation. However, Delaware law does not require that we seek approval of our stockholders to enter into a merger in which we are the surviving corporation following the merger if:

•	our certificate of incorporation is not amended in any respect by the merger;

•	each share of our stock outstanding prior to the merger is to be an identical share of stock following the merger; and

•	any shares of common stock (together with any other securities convertible into shares of common stock) to be issued or delivered as a result of the merger represent in the aggregate no more than 20% of the number of shares of our common stock outstanding immediately prior to the merger.

Restrictions on ownership

For us to qualify as a real estate investment trust under the Internal Revenue Code, no more than 50% in value of our outstanding stock may be owned, actually or constructively, by five or fewer individuals during the last half of a taxable year. To assist us in meeting this requirement, we may take actions including the automatic conversion of shares in excess of this ownership restriction into excess shares to limit the ownership of our outstanding equity securities, actually or constructively, by one person or entity. See “Limits on Ownership of Our Stock” beginning on page 12.

Transfer agent

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

Preferred shares

Under our certificate of incorporation, we have authority to issue up to 50,000,000 shares of preferred stock. We do not have any preferred stock outstanding as of the date of this prospectus. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors. Prior to issuance of shares of each series, our board of directors is required by the Delaware General Corporation Law and our certificate of incorporation to fix for each series, subject to the provisions of our certificate of incorporation regarding excess shares, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Delaware law. The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of our common stock might believe to be in their best interests or in which holders of some, or a majority, of our common stock might receive a premium for their shares over the then market price of our common stock.

Under our certificate of incorporation, we have authority to issue up to 200,000 shares of Series E junior participating cumulative preferred stock. At March 30, 2006, none of the Series E junior participating cumulative preferred stock were issued or outstanding. Shares of our Series E junior participating cumulative preferred stock may be issued under our shareholder rights plan, which is summarized below.

Shareholder rights plan

In 1997, our board of directors adopted a shareholder rights plan and entered into a shareholder rights agreement with Fleet National Bank (f.k.a. BankBoston, N.A.), as rights agent. The rights may discourage, delay or prevent hostile takeovers. They are not intended, however, to interfere with any merger or other business combination approved by our board of directors.

Under our shareholder rights plan, one preferred stock purchase right is attached to each outstanding share of our common stock. We refer to these preferred stock purchase rights as the “rights.” Each share of common stock issued in the future will also receive a right until any of the rights become exercisable. Until a right is exercised, the holder of a right does not have any additional rights as a stockholder. These rights will expire on June 16, 2007, unless previously redeemed or exchanged by us as described below. These rights trade automatically with our common stock and will separate from the common stock and become exercisable only under the circumstances described below.

In general, the rights will separate from our common stock and become exercisable when the first of the following events happens:

(1)	ten calendar days after a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of more than 15% of the sum of our outstanding common stock and excess stock, the date of such public announcement being referred to as a stock acquisition date; or

(2)	ten business days, or such other date determined by our board of directors, after the beginning of a tender offer or exchange offer that would result in a person or group beneficially owning more than 15% of the sum of our outstanding common stock and excess stock.

Under our shareholder rights plan, shares of our common stock that may be issued upon redemption of outstanding common units of limited partnership interest in Boston Properties Limited Partnership are not included in the definition of beneficial ownership.

However, if a person who became a limited partner of Boston Properties Limited Partnership at the time of our initial public offering acquires beneficial ownership of more than 15% of the sum of our common stock and excess stock, the rights will not become exercisable unless the acquisition results in that person acquiring a percentage of the outstanding shares of our outstanding common stock plus outstanding common units of limited partnership interest of Boston Properties Limited Partnership that is greater than the percentage of outstanding shares of common stock plus outstanding common units of limited partnership interest of Boston Properties Limited Partnership that such person held at the completion of our initial public offering. In addition, no group of which Messrs. Zuckerman or E. Linde, any of their respective heirs, legatees or devisees, or any other person whose beneficial ownership of shares of our common stock would be attributed to Mr. Zuckerman and Mr. E. Linde, respectively, under the Internal Revenue Code, will be deemed to beneficially own any of our securities owned by that person. Common units of limited partnership interest of Boston Properties Limited Partnership held by Boston Properties, Inc. are excluded in making these calculations.

If the rights become exercisable, holders of the rights will be able to purchase from us a unit of preferred stock equal to one one-thousandth of a share of our Series E junior participating cumulative preferred stock at a cash exercise price of $100 per unit, subject to adjustment. We have designated 200,000 shares of Series E junior participating cumulative preferred stock and have reserved these shares for issuance under our shareholder rights plan. However, all rights owned by any persons or groups triggering the event shall be void.

In the event that a stock acquisition date occurs, the rights (other than those held by the person or group triggering the stock acquisition date, whose rights will become null and void) will be exercisable for units of our Series E junior participating cumulative preferred stock having a market value of two times the exercise price of the rights.

In addition, if at any time following a stock acquisition date:

•	we enter into a merger or other business combination transaction in which we are not the surviving entity;

•	we enter into a merger or other business combination transaction in which all or part of our common stock is exchanged for stock or other securities of any other person or cash or any other property; or

•	we sell, transfer or mortgage 50% or more of our assets or earning power;

then each holder of a right, other than rights held by the person or group who triggered the event, will be entitled to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the right.

At any time on or after the date on which the rights separate and become exercisable, our board of directors may, at its option, exchange all or any part of the then outstanding and exercisable rights for shares of our common stock or units of Series E junior participating cumulative preferred stock at an exchange ratio of one share or one unit per right. However, our board of directors generally will not be empowered to effect an exchange at any time after any person becomes the beneficial owner of 50% or more of our outstanding common stock.

We may redeem the rights in whole, but not in part, at a price of $.001 per right at any time before the earlier of (1) the date that is ten calendar days after a stock acquisition date or (2) the expiration date of the rights plan. The rights will expire at the close of business on June 16, 2007 unless we redeem them before that date.

We may, in our sole discretion, amend any provision of the rights agreement until the rights become exercisable. After the rights become exercisable, we may, subject to specified limitations, amend the rights agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of the holders of the rights.

The above description of our shareholder rights plan is not intended to be a complete description. For a full description of the shareholder rights plan, you should read the rights agreement. The foregoing description of shareholder rights plan is qualified in its entirety by reference to the rights agreement. A copy of the shareholder rights plan has been filed with the SEC and is incorporated herein by reference.

LIMITS ON OWNERSHIP OF OUR STOCK

Ownership limits

For us to qualify as a real estate investment trust under the Internal Revenue Code, among other things, not more than 50% in value of our outstanding stock may be owned, actually or constructively, by five or fewer individuals during the last half of a taxable year (other than the first year), and our outstanding stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. In order to protect us against the risk of losing our status as a real estate investment trust and to otherwise protect us from the consequences of a concentration of ownership among our stockholders, our certificate of incorporation provides that generally no holder may beneficially own more than 6.6% of any class or series of our stock. Under our certificate of incorporation, a person generally “beneficially owns” shares if:

•	the person has direct ownership of the shares;

•	the person has indirect ownership of the shares taking into account the constructive ownership rules of Section 544 of the Internal Revenue Code, as modified by Section 856(h)(1)(B) of the Internal Revenue Code; or

•	the person would be deemed to beneficially own the shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Our certificate of incorporation provides two exceptions to the 6.6% ownership limit.

15% Related Party Ownership Limit

Each of Messrs. Zuckerman and E. Linde, together with his respective heirs, legatees, devisees and any other person whose beneficial ownership of shares of our common stock would be attributed to him under the Internal Revenue Code, is subject to an ownership limit of 15%.

15% Look-Through Entity Ownership Limit

Trusts described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code, as modified by Section 856(h)(3) of the Internal Revenue Code, and entities registered under the Investment Company Act of 1940 are subject to an ownership limit of 15%. These types of entities are among the entities that are not treated as stockholders under the requirement that not more than 50% in value of our outstanding stock be owned by five or fewer individuals during the last half of a taxable year other than our first year. Rather, the beneficial owners of these entities will be counted as stockholders for this purpose.

Additionally, our board of directors may, in its sole discretion, waive the foregoing ownership limits if evidence satisfactory to the board of directors is presented that the changes in ownership will not jeopardize our status as a real estate investment trust and the board of directors otherwise determines that such action is in our best interests.

These ownership limitations may have the effect of precluding the acquisition of control of our company.

Shares in excess of ownership limits

Purported transfers of our stock or beneficial ownership of our stock that would result in:

•	any person violating the ownership limit applicable to that person;

•	our stock being beneficially owned by fewer than 100 persons;

•	Boston Properties, Inc. being “closely held” with the meaning of Section 856(h) of the Internal Revenue Code; or

•	Boston Properties, Inc. constructively owning 10% or more of one of our tenants,

shall be null and void and of no effect with respect to the number of shares of stock that would cause such result. These shares will be converted automatically into an equal number of shares of our excess stock that will be transferred by operation of law to a trust for the benefit of a qualified charitable organization selected by us. Additionally, events other than purported transfers that would result in the occurrence of any of the events described above will result in a number of shares of stock sufficient to prevent the occurrence of such event converting into an equal number of shares of our excess stock and being transferred to the trust. As soon as practicable after the transfer of shares to the trust, the trustee of the trust will be required to sell the excess stock to a person who could own the shares without violating the applicable limits and distribute to the original transferee-stockholder an amount equal to the lesser of:

•	the proceeds of the sale; or

•	the price paid by the original transferee-owner for the shares of our stock that converted into excess stock in the purported transfer that triggered such conversion or, if the event that triggered the conversion of shares into excess stock was a gift or an event other than a transfer, the market price of the shares of our stock that converted into excess stock on the date of such event, which will be determined in the manner set forth in our certificate of incorporation.

All dividends and other distributions received with respect to the excess stock prior to their sale by the trust and any proceeds from the sale by the trust in excess of the amount distributable to the original transferee-owner will be distributed to the beneficiary of the trust.

The foregoing restrictions will not apply if our board of directors determines that it is no longer in our best interests to attempt to, or to continue to, qualify as a real estate investment trust.

Right to purchase excess shares

In addition to the foregoing transfer restrictions, we have the right, for a period of 90 days during the time any shares of excess stock are held by the trust, to purchase all or any portion of these shares for the lesser of:

•	the price paid by the original transferee-owner for the shares of our stock that converted into excess stock in the purported transfer that triggered such conversion or, if the event that triggered the conversion of shares into excess stock was a gift or an event other than a transfer, the market price of the shares of our stock that converted into excess stock on the date of such event, which will be determined in the manner set forth in our certificate of incorporation; or

•	the market price of our stock on the date we exercise our option to purchase, which will be determined in the manner set forth in our certificate of incorporation.

The 90-day period begins on the date of the purported transfer or other event that resulted in the conversion of shares into excess stock if the original transferee-stockholder gives notice to us of such event or, if no notice is given, the date on which our board of directors determines that such event has occurred.

Disclosure of stock ownership by our stockholders

Each of our stockholders will be required to disclose to us upon demand in writing any information we may request to determine our status as a real estate investment trust and ensure compliance with the ownership limits.

IMPORTANT PROVISIONS OF DELAWARE LAW, OUR CERTIFICATE

OF INCORPORATION AND BYLAWS AND OTHER GOVERNANCE DOCUMENTS

The following is a summary of important provisions of Delaware law, our certificate of incorporation and bylaws and other governance documents which affect us and our stockholders. The description below is intended as only a summary. You can access complete information by referring to Delaware General Corporation Law, our certificate of incorporation and bylaws and the other governance documents referred to in this section.

Business combinations with interested stockholders under Delaware law

Section 203 of the Delaware General Corporation Law prevents a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	before the date on which the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide participants with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the date on which the person became an interested stockholder, the business combination is approved by the board of directors and the holders of at least two-thirds of the voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested stockholder.

As defined in Section 203, the term “interested stockholder” is generally (1) a person who, together with affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock or (2) a person who is an affiliate or associate of the corporation and was, together with affiliates and associates, the owner of 15% or more of a corporation’s outstanding voting stock within the past three years. As defined in Section 203, a “business combination” includes mergers, consolidations, stock and assets sales and other transactions with the interested stockholder.

The provisions of Section 203 may have the effect of delaying, deferring or preventing a change of control of our company.

Amendment of our certificate of incorporation and bylaws

Amendments to our certificate of incorporation must be approved by the affirmative vote of more than 75% of the directors then in office and generally by the vote of a majority of the votes entitled to be cast at a meeting of our stockholders. However, the affirmative vote of not less than 75% of our outstanding shares entitled to vote thereon, voting together as a single class, and the affirmative vote of not less than 75% of the outstanding shares of each class entitled to vote thereon, is required for amendments dealing with fundamental governance provisions of our certificate of incorporation, including provisions relating to:

•	stockholder action;

•	the powers, election of, removal of and classification of directors;

•	limitation of liability; and

•	amendment of our bylaws or certificate of incorporation.

Unless otherwise required by law, our board of directors may amend our bylaws by a majority vote of our directors then in office. Our bylaws may also be amended at a meeting of stockholders by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to be cast on such amendment, voting together as a single class, if our board of directors recommends the approval of the amendment. Otherwise our bylaws may be amended at a meeting of stockholders by the affirmative vote of at least 75% of the outstanding shares of capital stock entitled to vote on such amendment, voting together as a single class.

Meetings of stockholders

Under our bylaws, we will hold annual meetings of our stockholders at a date and time as determined by our board of directors, Chairman or President. Our bylaws require advance notice for our stockholders to make nominations of candidates for our board of directors or bring other business before an annual meeting of our stockholders. Only our board of directors can call special meetings of our stockholders and any special meeting is restricted to considering and acting upon matters set forth in the notice of that special meeting.

Board of directors

Our board of directors is divided into three classes. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualified.

Our certificate of incorporation provides that the affirmative vote of more than 75% of the directors then in office is required to approve fundamental transactions or actions, including:

•	a change of control of Boston Properties, Inc. or of Boston Properties Limited Partnership;

•	any amendment to the limited partnership agreement of Boston Properties Limited Partnership;

•	any waiver of the limitations on ownership contained in our certificate of incorporation;

•	any merger, consolidation or sale of all or substantially all of the assets of Boston Properties, Inc. or of Boston Properties Limited Partnership;

•	certain issuances of equity securities by Boston Properties, Inc. (but not including, among others, underwritten public offerings);

•	Boston Properties, Inc. or Boston Properties Limited Partnership making a general assignment for the benefit of creditors or instituting any proceedings in bankruptcy or for the liquidation, dissolution, reorganization or winding up of either entity or consenting to the taking of any of these actions against either entity;

•	any amendment of our certificate of incorporation;

•	Boston Properties, Inc. conducting business other than through Boston Properties Limited Partnership, or for either of them to engage in any business other than the ownership, construction, development, management and operation of commercial real estate properties; and

•	termination of our status as a REIT.

Shareholder rights plan and ownership limitations

We have adopted a shareholder rights agreement. In addition, our certificate of incorporation contains provisions that limit the ownership by any person of shares of any class or series of our capital stock. See “Description of Common Stock – Shareholder rights plan” beginning on page 9 and “Limits on Ownership of Our Stock” beginning on page 12.

Limitation of directors’ and officers’ liability

Our certificate of incorporation generally limits the liability of our directors to us to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended. The Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees or agents and expressly provides that the indemnification provided for under the Delaware General Corporation Law shall not be deemed exclusive of any indemnification right under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Delaware law permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against these persons for their conduct on behalf of a corporation, provided that each such person acted in good faith and in a manner that he or she reasonably believed was in or not opposed to the corporation’s best interests and, in the case of a criminal proceeding, provided each person had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not allow indemnification of directors in the case of an action by or in the right of a corporation unless the directors successfully defend the action or indemnification is ordered by the court.

Our bylaws provide that our directors and officers will be, and, in the discretion of our board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities actually and reasonably incurred in connection with service for or on behalf of our company. Our bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders, or otherwise.

Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director’s liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, including an injunction or rescission, for breach of fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the staff of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and some of our officers. The indemnification agreements require, among other things, that we indemnify our directors and officers to the fullest extent permitted by law and advance to our directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, we must also indemnify and advance all expenses incurred by our directors and officers seeking to enforce their rights under the indemnification agreements and may cover our directors and officers under our directors’ and officers’ liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides greater assurance to our directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or stockholders to eliminate the rights it provides.

Boston Properties Limited Partnership Agreement

We have agreed in the limited partnership agreement of Boston Properties Limited Partnership not to engage in specified extraordinary transactions, including, among others, business combinations, unless limited partners of Boston Properties Limited Partnership, other than Boston Properties, Inc., receive, or have the opportunity to receive, either (1) the same consideration for their partnership interests as holders of our common stock in the transaction or (2) limited partnership units that, among other things, would entitle the holders, upon redemption of these units, to receive shares of common equity of a publicly traded company or the same consideration as holders of our common stock received in the transaction. If these limited partners would not receive such consideration, we cannot engage in the transaction unless limited partners holding at least 75% of the common units of limited partnership interest, other than those held by Boston Properties, Inc. or its affiliates, consent to the transaction. In addition, we have agreed in the limited partnership agreement of Boston Properties Limited Partnership that we will not complete business combinations in which we receive the approval of our common stockholders unless either (1) limited partners holding at least 75% of the common units of limited partnership interest, other than those held by Boston Properties, Inc. or its affiliates, consent to the transaction or (2) the limited partners of Boston Properties Limited Partnership are also allowed to vote and the transaction would have been approved had these limited partners been able to vote as common stockholders on the transaction. Therefore, if our common stockholders approve a specified extraordinary transaction, the partnership agreement requires the following before we can complete the transaction:

•	holders of partnership interests in Boston Properties Limited Partnership, including Boston Properties, Inc., must vote on the matter;

•	Boston Properties, Inc. must vote all of its partnership interests in the same proportion as our stockholders voted on the transaction; and

•	the result of the vote of holders of partnership interests in Boston Properties Limited Partnership must be such that had such vote been a vote of stockholders, the transaction would have been approved.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes the material United States federal income tax consequences relating to our qualifications as a REIT and the ownership and disposition of shares of our common stock.

Because this is a summary that is intended to address only certain material United States federal income tax consequences relating to the ownership and disposition of shares of our common stock generally applicable to holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, a person who holds 10% or more (by vote or value) of our stock, or are otherwise subject to special tax treatment under the Internal Revenue Code;

•	this summary does not address state, local, or non-U.S. tax considerations;

•	this summary deals only with shareholders that hold shares of our stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of shares of our common stock on your individual tax situation, including any state, local, or non-U.S. tax consequences.

The information in this section is based on the current Internal Revenue Code, current, temporary, and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, or “IRS,” including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations, and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion which do not bind the IRS or the courts, and that a court could agree with the IRS.

Classification and Taxation of Boston Properties as a REIT

We have elected to be taxed as a REIT under the Internal Revenue Code. A REIT generally is not subject to federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

We believe that we are organized and have operated in such a manner so as to qualify as a REIT, but there can be no assurance that we have qualified or will remain qualified as a REIT. In the opinion of our tax counsel, Goodwin Procter LLP, based upon and subject to the various assumptions and on our representations concerning our organization and operations, commencing with the taxable year ending December 31, 1997, our form of organization and operations are such as to enable us to qualify as a “real estate investment trust” under the applicable provisions of the Internal Revenue Code. It must be emphasized that the opinion of Goodwin Procter LLP is based on various assumptions relating to our organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described in this prospectus are completed in a timely fashion and that we will at all times operate in accordance with the method of operation described in our organizational documents and this prospectus, and is conditioned upon factual representations and covenants made by our management and affiliated entities regarding our organization, assets, and past, present and future conduct of our business operations, and assumes that such representations and covenants are accurate and complete and that we will take no action inconsistent with our status as a REIT. While we believe that we are organized and have operated and intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Goodwin Procter LLP or us that we have so qualified or will so qualify for any particular year. Goodwin Procter LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Goodwin Procter LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that we distribute currently to our stockholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a regular corporation. However, we will be subject to federal income tax as follows:

•	We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid;

•	Under some circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference;

•	If we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income;

•	Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property;

•	If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of our gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability;

•	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure by a de minimis amount of the 5% or 10% assets tests, as described below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or 35% of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—Requirements for Qualification—General.”

•	We will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

(1) 85% of our REIT ordinary income for the year;

(2) 95% of our REIT capital gain net income for the year; and

(3) any undistributed taxable income from prior taxable years;

•	We will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants, and/or our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties; and

•	If we should acquire any asset from a “C” corporation in a carry-over basis transaction and we subsequently recognize gain on the disposition of such asset during the ten-year period beginning on the date on which we acquired the asset, then, to the extent of any built-in gain, such gain will be subject to tax at the highest regular corporate rate. Built-in gain means the excess of (1) the fair market value of the asset as of the beginning of the applicable recognition period over (2) the adjusted basis in such asset as of the beginning of such recognition period.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholders’ basis in our common stock.

•	We may have subsidiaries or own interests in other lower-tier entities that are C corporations, the earnings of which would be subject to U.S. federal corporate income tax.

No assurance can be given that the amount of any such federal income taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and foreign income, franchise property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

We elected to be taxable as a REIT for United States federal income tax purposes for our taxable year ended December 31, 1997. In order to have so qualified, we must have met and continue to meet the requirements discussed below, relating to our organization, sources of income, nature of assets and distributions of income to stockholders.

The Internal Revenue Code defines a REIT as a corporation, trust, or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

(4) that is neither a financial institution nor an insurance company subject to applicable provisions of the Internal Revenue Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities;

(7) that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8) that uses a calendar year for United States federal income tax purposes and complies with the recordkeeping requirements of the Internal Revenue Code and regulations promulgated thereunder; and

(9) that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3), and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation, and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Internal Revenue Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

To qualify as a REIT, we also cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We do not believe that we have any non-REIT earnings and profits and believe that we therefore satisfy this requirement.

Protection from Stock Concentration

In order to protect us from a concentration of ownership of stock that would cause us to fail condition (6) above, our charter provides that stock owned, or deemed to be owned or transferred to a shareholder in excess of specified ownership limits will be converted automatically into Excess Stock (as defined below) and transferred to a charity for resale. The original shareholder is entitled to receive certain proceeds from such a resale. Excess Stock is a separate class of our capital stock that is entitled to no voting rights but shares ratably with the common stock in dividends and rights upon dissolution. Because of the absence of authority on this issue, however, we cannot assure you that the operation of the Excess Stock or other provisions contained in our charter will, as a matter of law, prevent a concentration of ownership of stock in excess of the applicable ownership limits from causing us to violate condition (6) above. If there were such a concentration of ownership and the operation of the Excess Stock or other provisions contained in our charter were not held to cure such violation, we would be disqualified as a REIT. In rendering its opinion that we are organized in a manner that permits us to qualify as a REIT, Goodwin Procter LLP is relying on our representation that the ownership of our stock (without regard to the Excess Stock provisions) satisfies condition (6) above. Goodwin Procter LLP expresses no opinion as to whether, as a matter of law, the Excess Stock or other provisions contained in our charter preclude it from failing condition (6) above.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by us to comply with these record-keeping requirements could subject us to monetary penalties. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

Qualified REIT Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for United States federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the stock of which is owned by the REIT. All assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary will be treated as assets, liabilities, and items of income, deduction, and credit of the REIT itself. A qualified REIT subsidiary of ours will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries

A “taxable REIT subsidiary” of ours is a corporation in which we directly or indirectly own stock and that elects, together with us, to be treated as a taxable REIT subsidiary under Section 856(l) of the Internal Revenue Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of ours. A taxable REIT subsidiary is a corporation subject to United States federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a taxable REIT subsidiary can perform some impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of United States federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments in excess of a certain amount made to us. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements among us, our tenants, and/or the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Ownership of Partnership Interests by a REIT

A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, Boston Properties’ proportionate share of the assets and items of income of Boston Properties Limited Partnership, including Boston Properties Limited Partnership’s share of the assets and liabilities and items of income with respect to any partnership in which it holds an interest, will be treated as Boston Properties’ assets and liabilities and its items of income for purposes of applying the requirements described in this prospectus. Boston Properties has control over Boston Properties Limited Partnership and substantially all of the partnerships and limited liability company subsidiaries of Boston Properties Limited Partnership and intends to operate them in a manner that is consistent with the requirements for the qualification of Boston Properties as a REIT.

Income Tests Applicable to REITs

To qualify as a REIT, we must satisfy two gross income tests. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT, and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, some payments under hedging instruments, and gain from the sale or disposition of stock or securities and some hedging instruments.

Rents we received will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a taxable REIT subsidiary) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.

We have not charged, and do not anticipate charging, rent that is based in whole or in part on the income or profits of any person. We have not derived, and do not anticipate deriving, significant rents from related party tenants. We have not derived, and do not anticipate deriving, rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

Any gain we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating properties, and to make occasional sales of properties as are consistent with our investment objectives. We cannot provide any assurance, however, that the IRS might not contend that one or more of these sales are subject to the 100% penalty tax.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attached a schedule of the sources of our income to our federal income tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT. As discussed under “—Classification of Boston Properties as a REIT,” even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Asset Tests Applicable to REITs

At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature of our assets:

(1) at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items, and government securities. Real estate assets include, for this purpose, stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares of our stock or long-term debt;

(2) not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

(3) except for equity investments in REITs, qualified REIT subsidiaries, or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the test described in clause (1): the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets; we may not own more than 10% of any one issuer’s outstanding voting securities; and we may not own more than 10% of the value of the outstanding securities of any one issuer; and

(4) not more than 20% of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

Securities for purposes of the asset tests may include debt securities. However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary, or a taxable REIT subsidiary, we believe that our pro rata share of the value of the securities, including debt, of any such issuer does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. In this regard, however, we cannot provide any assurance that the IRS might not disagree with our determinations.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the 25%, 20%, and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the 25%, 20%, or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25%, 20%, or 5% asset tests or 10% value limitation. If we fail the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets or otherwise satisfy the requirements of such asset tests within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the total value of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect and, following our identification of the failure, we filed a schedule in accordance with the Treasury Regulations describing each asset that caused the failure, we are permitted to avoid disqualification as a REIT, after the thirty day cure period, by taking steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred, including the disposition of sufficient assets to meet the asset tests and paying a tax equal to the greater of $50,000 or 35% of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the relevant asset test.

Annual Distribution Requirements Applicable to REITs.

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. In addition, if we recognize any built-in gain, we will be required, under Treasury regulations, to distribute at least 90% of the built-in gain, after tax, recognized on the disposition of the applicable asset. See “—Classification and Taxation of Boston Properties as a REIT” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

We believe that we have made and intend to continue to make timely distributions sufficient to satisfy the annual distribution requirements.

Our REIT taxable income has been and is expected to be less than our cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet this distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to timing differences between (a) the actual receipt of income and the actual payment of deductible expenses and (b) the inclusion of such income and the deduction of such expenses in arriving at our taxable income, or as a result of nondeductible expenses such as principal amortization or capital expenditures in excess of noncash deductions. In the event that such timing differences occur, we may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to meet the dividend requirement.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will refer to such dividends as “deficiency dividends.” Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

To the extent that we do not distribute (and are not deemed to have distributed) all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we are subject to tax on these retained amounts at regular corporate tax rates.

We will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

(1) 85% of our REIT ordinary income for the year;

(2) 95% of our REIT capital gain net income for the year; and

(3) any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Prohibited Transactions

Net income derived from a prohibited transactions is subject to a 100% tax. The term “prohibited transactions” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of owning and operating properties and to make sales of properties that are consistent with our investment objectives. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business,” however, depends on the specific facts and circumstances. No assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that certain safe-harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax at regular corporate income tax rates.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treaty regulations, any income from a hedging transaction to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by us to acquire or own real estate assets, which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test (but generally will constitute non-qualifying gross income for purposes of the 75% income test). To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.

Failure of Boston Properties to Qualify as a REIT

In the event we violate a provision of the Code that would result in our failure to qualify as a REIT, specified relief provisions will be available to us to avoid such disqualification if (1) the violation is due to reasonable cause and not willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders through 2008 will generally be taxable to stockholders who are individual U.S. stockholders at a maximum rate of 15%, and dividends received by our corporate U.S. stockholders may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.

Taxation of shareholders and potential tax consequences of their investment in shares of common stock

Taxation of Taxable U.S. Stockholders

The term “U.S. stockholder” means a holder of shares of our common stock who, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	any trust if (1) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

If a partnership or an entity treated as a partnership for federal income tax purposes holds our stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor regarding the consequences of the ownership and disposition of shares of our stock by the partnership.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of current or accumulated earnings and profits that we do not designate as capital gain dividends. Dividends paid to a non-corporate U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.” The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rate for qualified dividend income from 38.6% to 15% for tax years 2003 through 2008. Without future congressional action, the maximum tax rate on qualified dividend income will change to 35% in 2009 and 39.6% in 2011. Qualified dividend income generally includes dividends paid to most United States non-corporate taxpayers by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to United States federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends generally will not be eligible for the new 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends (1) attributable to dividends received by us from non-REIT corporations, such as our taxable REIT subsidiaries, and (2) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend. Dividends paid to a corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations.

In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. stockholder has held its stock. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 15% (through 2008) in the case of U.S. stockholders who are individuals, and 35% for corporations. Capital gains dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for individual U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, we may elect to designate the retained amount as a capital gain dividend with the result that a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income.

Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common Stock

In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of shares of our stock as long-term capital gain or loss if the U.S. stockholder has held the shares for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of shares of stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of our common stock may be disallowed if the U.S. stockholder purchases other common stock within 30 days before or after the disposition.

Capital Gains and Losses

The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 35%. The maximum tax rate on long-term capital gains applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year occurring through December 31, 2008. A 20% rate applies to sales and exchanges of capital assets occurring after December 31, 2008. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of our common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our common stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Information Reporting Requirements and Backup Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a current rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see “Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of common stock or preferred stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock must treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•	either (a) one pension trust owns more than 25% of the value of our stock; or (b) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of shares of our stock, including any reporting requirements.

A non-U.S. stockholder who receives a distribution that is not attributable to gain from our sale or exchange of United States real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain, will be treated as receiving an ordinary dividend to the extent that we pay the distribution out of our current or accumulated earnings and profits and, subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding taxes do not apply, or do not apply as favorably, to dividends from REITs. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a United States trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder. We plan to withhold United States income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Additional withholding regulations may require us to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

Except as discussed below with respect to 5% or smaller holders of regularly traded classes of stock, for any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the United States federal income tax laws known as “FIRPTA.” The term “U.S. real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a United States business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. However, FIRPTA and the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our stock which is regularly traded on an established securities market located in the United States if the recipient non-U.S. stockholder did not own more than 5% of such class of stock at any time during the taxable year. Instead, any capital gain dividend will be treated as an ordinary distribution subject to the rules discussed above, which generally impose a 30% withholding tax (unless reduced by a treaty). Also, the branch profits tax will not apply to such a distribution.

A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of our common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that that test will be met. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the value of the shares of a class of our stock at all times during a specified testing period will not incur tax under FIRPTA on a disposition of the shares of stock of such class if the shares are “regularly traded” on an established securities market. Because our common stock is regularly traded on an established securities market, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of our common stock. If the gain on the sale of our stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. stockholder’s United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided the required information is furnished to the IRS.

State, Local and Foreign Taxes

We and/or holders of our stock may be subject to state and local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The foreign, state, and local tax treatment of us and of holders of our stock may not conform to the United States federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock or preferred stock.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in our common stock.

SELLING STOCKHOLDERS

Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC which are incorporated into this prospectus by reference.

PLAN OF DISTRIBUTION

Sales by Us

We may sell our common stock under this prospectus in any one or more of the following ways:

•	directly to investors, including through a specific bidding, auction or other process;

•	to investors through agents;

•	directly to agents;

•	to brokers or dealers;

•	through underwriting syndicates led by one or more managing underwriters;

•	through one or more underwriters acting alone; and

•	through a combination of any such methods of sale.

Any underwritten offering may be on a best efforts or a firm commitment basis. If underwriters are used in the sale, the common stock acquired by the underwriters will be for their own account. The underwriters may resell such common stock from time to time in one or more transactions, including without limitation negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Common stock may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. The obligations, if any, of the underwriter to purchase any common stock will be subject to certain conditions. The underwriters will be obligated to purchase all of the common stock if any are purchased. Any public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

We may also make direct sales through subscription rights distributed to our stockholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to stockholders, if all of the common stock is not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers, or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

If a dealer is used in an offering of common stock, we will sell the common stock to the dealer as principal. The dealer may then resell such common stock to the public at varying prices to be determined by such dealer at the time of resale.

The distribution of the common stock may be effected from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any of the prices may represent a discount from the prevailing market prices.

In the sale of the common stock, underwriters, dealers, or agents may receive compensation from us or from purchasers of the common stock, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of the common stock may be deemed to be underwriters under the Securities Act and any discounts or commissions they receive from us and any profit on the resale of the common stock they realize may be deemed to be underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will, where applicable:

•	identify any such underwriter or agent;

•	describe any compensation in the form of discounts, concessions, commissions, or otherwise received from us by each such underwriter, dealer, or agent and in the aggregate to all underwriters, dealers, and agents;

•	identify the purchase price and proceeds from such sale;

•	identify the amounts underwritten;

•	identify the nature of the underwriter’s obligation to take the securities; and

•	identify any securities exchanges on which the securities may be listed.

Any common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance.

Until the distribution of the securities is completed, rules of the SEC may limit the ability of any underwriters and selling group members to bid for and purchase the common stock. As an exception to these rules, underwriters are permitted to engage in some transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing, or maintaining the price of the common stock.

Any underwriter may engage in overallotment. If any underwriters create a short position in the common stock in an offering in which they sell more securities than are set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing the securities in the open market.

The lead underwriters may also impose a penalty bid on other underwriters and selling group members participating in an offering. This means that if the lead underwriters purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of any selling concession from the underwriters and selling group members who sold those securities as part of the offering.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the common stock before the distribution is completed.

We do not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the common stock. In addition, we do not make any representation that underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice at any time.

Underwriters, dealers, and agents may engage in transactions with us, perform services for us or our subsidiaries, or be our tenants in the ordinary course of business.

To comply with applicable state securities laws, the securities offered by this prospectus will be sold, if necessary, in such jurisdictions only through registered or licensed brokers or dealers. In addition, securities may not be sold in some states unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Sales by Selling Stockholders

The selling stockholders may resell or redistribute the common stock from time to time on any stock exchange or automated interdealer quotation system on which the shares are listed, in the over-the-counter market, in privately negotiated transactions, or in any other legal manner, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Persons who are pledgees, donees, transferees, or other successors in interest of any of the named selling stockholders (including but not limited to persons who receive shares from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may also use this prospectus and are included when we refer to “selling stockholders” in this prospectus. The selling stockholders may sell the shares by one or more of the following methods, without limitation:

•	block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	an exchange distribution or secondary distribution in accordance with the rules of any stock exchange on which the shares are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	an offering at other than a fixed price on or through the facilities of any stock exchange on which the shares are listed or to or through a market maker other than on that stock exchange;

•	privately negotiated transactions, directly or through agents;

•	short sales;

•	through the writing of options on the shares, whether or the options are listed on an options exchange;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	one or more underwritten offerings;

•	agreements between a broker or dealer and any selling stockholder to sell a specified number of the shares at a stipulated price per share; and

•	any combination of any of these methods of sale or distribution, or any other method permitted by applicable law.

The selling stockholders may also transfer the shares by gift.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell all or a portion of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

The selling stockholders and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934 and the related rules and regulations adopted by the SEC, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

We have agreed to indemnify the selling stockholders and their respective officers, directors, employees and agents, and any underwriter or other person who participates in the offering of the shares, against specified liabilities, including liabilities under the federal securities laws or to contribute to payments the underwriters may be required to make in respect of those liabilities. The selling stockholders have agreed to indemnify us, the other selling stockholders, us, and any underwriter or other person who participates in the offering of the shares, against specified liabilities arising from information provided by the selling stockholders for use in this prospectus or any accompanying prospectus supplement, including liabilities under the federal securities laws. In each case, indemnification includes each person who is an affiliate of or controls one of these specified indemnified persons within the meaning of the federal securities laws or to contribute to payments the underwriters may be required to make in respect of those liabilities. The selling stockholders may agree to indemnify any brokers, dealers or agents who participate in transactions involving sales of the shares against specified liabilities arising under the federal securities laws in connection with the offering and sale of the shares.

•	We will not receive any proceeds from sales of any shares by the selling stockholders.

•	We can not assure you that the selling stockholders will sell all or any portion of the shares offered hereby.

We will supply the selling stockholders and any stock exchange upon which the shares are listed with reasonable quantities of copies of this prospectus. To the extent required by Rule 424 under the Securities Act of 1933 in connection with any resale or redistribution by a selling stockholder, we will file a prospectus supplement setting forth:

•	the aggregate number of shares to be sold;

•	the purchase price;

•	the public offering price;

•	if applicable, the names of any underwriter, agent or broker-dealer; and

•	any applicable commissions, discounts, concessions, fees or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation).

If a selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, the prospectus supplement will include any other facts that are material to the transaction. If applicable, this may include a statement to the effect that the participating broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Boston Properties, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters, including the legality of the securities offered, will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Goodwin Procter LLP leases approximately 211,280 square feet at one of our properties.